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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                             THE HAVANA GROUP, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK PURCHASE WARRANTS
                         (Title of Class of Securities)

                                   419209-11-9
                                 (CUSIP Number)

 STEVEN MORSE, ESQ., LESTER MORSE P.C., 111 GREAT NECK RD., GREAT NECK, NY 11021
                                 (516-487-1446)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 30, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                          Page 2 of 5 Pages



   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        -0-
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                                   -0-

                     10         SHARED DISPOSITIVE POWER


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

           Does not include shares of Common Stock and Preferred Stock or securities owned by William L. Miller, a control person of Duncan Hill.

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

    14     TYPE OF REPORTING PERSON*

              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                          Page 3 of 5 Pages

   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        200,000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                                   200,000

                    10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

     Common Stock and Preferred Stock owned by Duncan Hill, Inc. and Options owned by William L. Miller.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%

14         TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                          Page 4 of 5 Pages

ITEM 1.           Security and Issuer

     This statement relates to the Common Stock Purchase Warrants of The Havana Group, Inc. (the "Issuer"). The Warrants are exercisable at any time from May 14, 1998 to the close of business on May 14, 2003 at a price of $5.25 per share subject to certain redemption rights. The Issuer's executive office is located at 7835 Freedom Avenue, N.W., North Canton, OH 44720

ITEM 2.           Identity and Background

                  DUNCAN HILL, INC.

         (a)      Duncan Hill, Inc.

         (b)      7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  WILLIAM L. MILLER

         (a)      William L. Miller

         (b)      c/o Duncan Hill, Inc.
                  7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Not Applicable.

ITEM 4.           Purpose of Transactions

                  Not Applicable.

                                  SCHEDULE 13D

CUSIP No. 419209-11-9                                          Page 5 of 5 Pages

ITEM 5.           Interest in Securities of the Issuer

                  (a) - (b) As of June 30, 1999, the Issuer has 2,858,000 Class A Common Stock Purchase Warrants outstanding. Of the 2,858,000 Class A Warrants, 200,000 are owned by William L. Miller, which represents 7.0% of the outstanding Warrants. William L. Miller has the sole voting right as to the shares underlying the Class A Warrants and sole dispositive power over the securities. The foregoing does not include shares of Common Stock, Preferred Stock and Options to purchase Common Stock owned by Duncan Hill, Inc. and/or William L. Miller. For a description of this beneficial ownership, a separate Schedule 13-D has been filed with the Securities & Exchange Commission.

                  (c) On April 29, 1999, William L. Miller publicly sold 200,000 Class A Warrants at $.625 per Warrant pursuant to Rule 144 of the Securities Act of 1933. On June 30, 1999, the Company issued and sold 200,000 Class A Warrants to William L. Miller in exchange for a waiver of base salary of $67,233 owed and accrued through June 30, 1999 and base salary of $25,000 for the period July 1, 1999 through December 31, 1999. This transaction was approved by the Company's Board of Directors.

                  (d)  Not Applicable

                  (e) Not Applicable as to William L. Miller; however, Duncan Hill no longer owns any Class A Warrants.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

ITEM 7.           Materials to be filed as Exhibits

                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1999

Reporting Person:    Duncan Hill, Inc.
Signature By: /s/ William L. Miller
              (authorized officer)

Reporting Person:  William L. Miller
Signature /s/ William L. Miller